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CUSIP No. 747280 10 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. __)


                                 QORUS.COM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   747280 10 5
                                 (CUSIP Number)

                                December 4, 1999
          (Date of Event Which Requires the Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 747280 10 5
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 1)    Name of Reporting Person

       I. R. S. Identification No. of Above Persons (entities only) Thurston Interests, LLC

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 2)    Check the Appropriate Box if a Member of a Group
                                                                      (a) [ ]
                                                                      (b) [ ]

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 3)    SEC Use Only


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 4)    Citizenship or Place of Organization                          Delaware


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       Number of        (5)      Sole Voting Power                  2,377,215
       Shares Bene-     -------------------------------------------------------
       ficially
       Owned by         (6)      Shared Voting Power                  443,772
       Reporting        -------------------------------------------------------
       Person With*
                        (7)      Sole Dispositive Power             2,377,215
                        -------------------------------------------------------

                        (8)      Shared Dispositive Power             443,772
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 9)    Aggregate Amount Beneficially Owned by Reporting Person      2,820,987

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10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

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11)    Percent of Class Represented by Amount in Row (9)                 24.8%

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12)    Type of Reporting Person                                            00

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* The filing of this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 747280 10 5
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ITEM 1(a).    NAME OF ISSUER:

         Qorus.com, Inc.

ITEM 2(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         9800 Sepulveda Boulevard, Suite 318, Los Angeles, California 90045

ITEM 2(a)     NAME OF PERSON FILING:

         Thurston Interests, LLC

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603

ITEM 2(c).    CITIZENSHIP:

         Delaware

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.001 par value

ITEM 2(e).    CUSIP NUMBER:

         747280 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.       OWNERSHIP:

         (a)  Amount beneficially owned: .......................... 2,820,987

         (b)  Percent of class: ........................................ 24.8%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or direct the vote .......... 2,377,215

              (ii)  Shared power to vote or direct the vote .......... 443,772

              (iii) Sole power to dispose or to direct the
                    disposition of ................................. 2,377,215

              (iv)  Shared power to dispose or to direct the
                    disposition of ................................... 443,772



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CUSIP No. 747280 10 5
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ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

         Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10.      CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 747280 10 5
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000                      THURSTON INTERESTS, LLC



                                       By:   /s/ Patrick J. Haynes, III
                                             --------------------------------
                                             Its: Member
                                             --------------------------------


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